UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: April 2011
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is the registrant's press release issued on April 28, 2011 announcing earnings results of its first quarter ended March 31, 2011, and a declaration of dividend payment.

The GAAP financial statements and the first paragraph under the caption “Dividends” in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825,
333-158839, 333-166028 and 333-173200) and Form F-3 (registration number
333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports  subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and Chief Financial Officer

Date: April 28, 2011